Filed by Personalis, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Personalis, Inc.

(Commission File No. 001-38943)

Date: October 20, 2026

Employee FAQ

1.	When is the transaction expected to close?

The transaction is expected to close in late 2026, subject to the satisfaction of the remaining closing conditions.

2.	What does this transaction mean for me and my day-to-day activities?

We expect the transaction to have minimal impact on your day-to-day activities, and it remains business as usual. It is important that we continue executing on our objectives to advance our programs.

3.	What is the go-forward plan for Personalis R&D programs?

We will continue to advance our R&D programs as planned. Personalis will operate independently until the transaction closes, and we will work closely with Tempus on an integration plan that continues to prioritize R&D.

4.	Will this impact NeXT Personal?

NeXT Personal is critical to the combined company’s future revenue growth. Given that the parties estimate that the MRD market represents a $20 billion opportunity, both companies appreciate the importance of NeXT Personal and are committed to maximizing its potential.

5.	Will my job title and manager stay the same?

Until the transaction closes, you will keep your current title and continue to report to your current manager. After closing, we will work with Tempus as the two organizations come together and will keep you informed of any changes. We do not expect the integration to impact your day-to-day activities.

6.	Will there be layoffs as part of Personalis’ integration into Tempus?

We do not anticipate layoffs as part of the transaction. Tempus is acquiring Personalis for its differentiated products, deep expertise, proprietary know-how and talented team. Personalis brings an important capability in tumor-informed MRD that complements and expands Tempus’ existing offerings. Tempus’ goal is to build on Personalis’ existing roadmap, invest in its capabilities and accelerate future growth. This transaction is focused on expanding capabilities and creating new opportunities, not on cost savings.

7.	Will Personalis’ Fremont, CA headquarters and lab continue to operate?

Yes, Personalis’ Fremont site will continue to operate. While long-term facility plans are always subject to review, we do not anticipate any changes to our daily operations in Fremont. As with any facility, long-term plans will be reviewed over time.

8.	Will my compensation and benefits stay the same?

Tempus understands the importance of properly incentivizing its workforce and is deeply committed to offering competitive compensation and benefits to all employees. If there are any changes to your compensation, we will communicate them to you in advance.

Open enrollment for Personalis benefits will proceed as scheduled from November 2 to November 13, 2026, with elections taking effect on January 1, 2027. Following the closing, your benefits will transition to Tempus’ benefits plans. We are finalizing the benefit transition timeline and will share further details as soon as they are available.

9.	Will my years of service carry over to Tempus?

Yes, your years of service with Personalis will carry over to Tempus. As noted above, your health and welfare benefits will transition to Tempus’ benefits plans after closing, and we will share full details as soon as they are available.

10.	Will the transaction impact my 401(k) coverage?

You will generally be able to transfer your Personalis 401(k) balance (including active loans) into the Tempus 401(k) plan.

If the transaction closes before the end of 2026 as anticipated, 401(k) contributions will be temporarily paused for the remainder of the year during the transition to the Tempus 401(k) plan. If you would like to reach your annual savings goal, you may wish to increase your contribution percentage sooner rather than later.

11.	What will happen to my Personalis stock, stock options and/or RSUs at the closing of the transaction?

As part of the transaction, each share of Personalis stock will be converted into the right to receive the merger consideration, consisting of Tempus Class A common stock (the “stock consideration”) and/or cash (at Tempus’ election), less applicable tax withholdings or deductions (such stock consideration or cash, the “merger consideration”). If an employee exercises their vested in-the-money stock options prior to closing and is holding shares as of closing, any merger consideration that is paid in shares of Tempus Class A common stock may be eligible for capital gains treatment, subject to the applicable rules (i.e., meeting the applicable holding period). Employees must exercise their vested in-the-money stock options by at least a certain pre-determined number of days prior to closing in order for the related shares of stock to receive the treatment described in this paragraph (such date prior to closing, the “Last Pre-Closing Option Exercise Date”), and the Last Pre-Closing Option Exercise Date will be determined and provided to you at a later date. You should consult with your personal tax advisor prior to any such exercise.

Each outstanding unvested in-the-money stock option held by a current employee will be assumed and converted into an option to acquire shares of Tempus Class A common stock, with the number of shares and exercise price adjusted based on the exchange ratio to preserve the in-the-money spread value, and otherwise will be subject to the same terms and conditions, including vesting. Any vested in-the-money option held by any current employee will be cancelled in exchange for the stock consideration in respect of the net number of shares of Personalis stock underlying such option (determined after a hypothetical net exercise of the option that gives effect to the exercise price). Any out-of-the-money options (whether vested or unvested) will be cancelled without consideration.

Each outstanding unvested RSU held by a current employee will be assumed and converted into a Tempus RSU, with the number of shares of Tempus Class A common stock subject to such award adjusted based on the exchange ratio, and otherwise will be subject to the same terms and conditions, including vesting. Each RSU that vested prior to the closing will have already become a share of Personalis stock and will be treated in accordance with the first paragraph of this Question 11.

Note that if an employee continues as an employee of Tempus following the closing, it is not considered a termination of the employee’s continuous service for purposes of their converted equity awards (i.e., absent an actual termination of service, the employee’s options remain outstanding pursuant to their terms and conditions and the post-termination option exercise period under the applicable option agreement is not triggered). If an employee’s employment terminates for any reason upon or following the closing, the termination provisions of such Personalis equity award will apply to the converted Tempus equity award.

12.	What will happen to my incentive stock options (ISOs)?

If an employee does not exercise their vested in-the-money ISOs prior to closing, those options will be subject to the treatment described in Question 11 above, and the stock consideration received will be subject to applicable withholding upon receipt.

If an employee does exercise their vested in-the-money ISOs prior to closing and is holding shares as of closing, any payment of merger consideration in cash will be treated as a “disqualifying disposition” and subject to income taxation, but if the merger consideration is paid in shares of Tempus Class A common stock, those shares may be eligible for capital gains treatment, subject to the ISO rules (i.e., meeting the applicable holding periods; if the holding periods are not met, additional ordinary income taxes may apply). Employees must exercise their vested in-the-money ISOs by the Last Pre-Closing Option Exercise Date in order for their applicable options to receive the treatment described in this paragraph. Please note that exercising a vested in-the-money ISO may trigger alternative minimum tax issues, and you should consult with your personal tax advisor prior to any such exercise.

An employee’s unvested in-the-money ISO will remain an ISO immediately following its conversion to a Tempus stock option as described in Question 11 above.

13.	What will happen to the ESPP?

The Personalis 2019 Employee Stock Purchase Plan (ESPP) will officially end on or before the transaction closing date. Since the merger agreement was signed, no new participants may enroll in the ESPP, and existing participants may not increase their payroll deduction percentage for the current offering period.

14.	What is the Tempus holiday schedule?

Following the closing, your holiday schedule will transition to the Tempus schedule. The remaining 2026 Tempus holidays are as follows:

•	Thursday, November 26 – Thanksgiving Day (Tempus labs closed)

•	Friday, November 27 – Day After Thanksgiving

•	Thursday, December 24 – Christmas Eve

•	Friday, December 25 – Christmas Day (Tempus labs closed)

•	Friday, January 1, 2027 – New Year’s Day (Tempus labs closed)

We will share the full 2027 holiday schedule as soon as it is finalized.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between TempusAI, Inc. (“Tempus”) and Personalis, Inc. (“Personalis”). This communication includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Tempus’ common shares or Personalis’ stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that stockholders of Personalis may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate timing, outcome and results of integrating the operations of Tempus and Personalis; the effects of the business combination of Tempus and Personalis, including the combined company’s future financial condition, results of operations, strategy and plans; regulatory approval and clearances of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction; the significant costs associated with the proposed transaction; potential litigation relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of Tempus and/or Personalis to pursue certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of Tempus and Personalis; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Tempus and Personalis operate; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Tempus’ or Personalis’ response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Tempus’ and Personalis’ respective periodic reports and other filings with the SEC, including the risk factors identified in Tempus’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Personalis’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Tempus nor Personalis undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Tempus filed with the SEC a registration statement on Form S-4 which includes a document that serves as a prospectus of Tempus and a proxy statement of the Company (the “proxy statement/prospectus”). Tempus, the Company and certain of their respective affiliates jointly filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be sent to the stockholders of the Company seeking their approval of the transaction-related proposals. This communication is not a substitute for the registration statement, the proxy statement/prospectus, the Schedule 13E-3 or any other document that the Company or Tempus may file with the SEC with respect to the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, THE COMPANY AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Tempus at its website, www.tempus.com, or from the Company at its website, www.personalis.com. Documents filed with the SEC by Tempus will be available free of charge by accessing Tempus’s website at https://investors.Tempus.com/financials/sec-filings, under the heading SEC Filings, or, alternatively, by contacting Tempus’s Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654, and documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.personalis.com under the heading Investor or, alternatively, by contacting the Company’s Investor Relations department at investors@personalis.com.

Participants in the Solicitation

Tempus and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Tempus in respect of the proposed merger under the rules of the SEC. Information regarding the Company’s directors and certain of its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” and “Director Compensation” contained in the Company’s definitive proxy statement on Schedule 14A for the Company’s 2026 annual meeting of stockholders, which was filed with the SEC on April 2, 2026. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including (i) the Form 4 filed by Dr. Myers on May 14, 2026; (ii) the Form 4 filed by Ms. Bloom on May 14, 2026; (iii) the Form 4 filed by Ms. Shoff on May 14, 2026; (iv) the Form 4 filed by Dr. Widder on May 14, 2026; (v) the Form 4 filed by Mr. Bowman on May 14, 2026; (vi) the Form 4 filed by Ms. Eastham on May 14, 2026 and the Amended Form 4 filed by Ms. Eastham on June 11, 2026; (vii) the Form 4s filed by Mr. Tachibana on May 29, 2026, June 5, 2026, June 26, 2026, June 29, 2026 and September 22, 2026; (viii) the Form 4 filed by Dr. Chen on July 15, 2026; and (ix) the Form 4s filed by Mr. Hall on May 29, 2026, June 26, 2026, July 9, 2026 and September 22, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Tempus using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.